SOLARFUN AND MERIDIAN NEUE ENERGIEN GMBH SIGN PV MODULES SUPPLY AGREEMENT
-- Contract signed for 5MW of residential projects in Germany--

SHANGHAI, China, October 20, 2009 --Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that is has signed a contract to deliver five megawatts (“MW”) of PV modules to Meridian Neue Energien GmbH, a leading new energy project developer in Germany.   The PV modules will be applied to six roof top projects, which are expected to be completed and grid connected in December 2009.

Henry Bolz, Managing Director of Meridian Neue Energien, commented, “European, and in particular German, companies active in the PV market insist on extremely high quality production standards from their suppliers. Solarfun has demonstrated that it is more than capable of living up to these expectations.  They have built a strong track record over the years and we are certain that their 25-year PV module limited warranty will support our anticipated power output and forecasted investment returns.  As owner and operator of large PV projects, we insist on comprehensive tests and quality controls.  We have found that these can only be passed by manufacturers with a long history in the market, and we certainly believe that Solarfun meets the level of excellence that we expect.”

Peter Xie, President of Solarfun, added, “We are pleased to sign this agreement with such a reputable and well established company.  Meridian Neue Energien has stringent standards for the PV modules that they use and we are happy that they selected us for this project.”

This Report on Form 6-K is hereby incorporated by reference into Solarfun’s registration statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.
SOLF-G

About Meridian Neue Energien GmbH

Since 1996, meridian Neue Energien GmbH uses its know-how for the installation of a sustainable energy supply. Therefore the company group develops, realizes and operates indicatory projects for the generation and the utilization of renewable energies. In the center of the business activities are wind power and especially big photovoltaic roof top installations in Germany, France, Italy and Czech Republic.

The meridian company group covers the entire value chain of the realization of the projects, starting from the acquisition of the locations and the project development up to planning of the projects and the realization. The corporate objective is to hold the projects in the company group and to develop an energy supplier of renewable energies.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

meridian Neue Energien GmbH
Herr Wolfgang Schwarz
Schutzenstrasse 2
98527 Suhl
Deutschland
Telefon:  +49 3681 45565 0
Fax:        +49 3681 45565 90

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com